Exhibit 12

CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES

Exhibit 12 —Ratio of Earning to Fixed Charges

(In thousands)

	Years ended December 31
	2010	2009	2008	2007	2006
Interest expense and amortization of debt expense and premium	$27,777	$35,568	$46,945	$58,892	$54,028
Capitalized interest	987	2,389	729	764	617
Interest in rent expense	5,944	6,772	7,337	5,681	4,155

Total fixed charges	$34,708	$44,729	$55,011	$65,337	$58,800

Income before Income Taxes	$418,256	$392,236	$308,260	$264,931	$213,094

Plus:
Fixed Charges	34,708	44,729	55,011	65,337	58,800
Amortization of capitalized interest	682	562	438	398	377
Distributed income from equity investment	8,660	9,296	11,019	7,074	6,668

Less:
Capitalized interest	(987)	(2,389)	(729)	(764)	(617)
Equity in earnings from affiliates	(5,037)	(12,050)	(11,334)	(8,236)	(7,135)
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	23	12	(8)	(6)	4

Earnings as adjusted	$456,305	$432,396	$362,657	$328,734	$271,191

Ratio of earnings to fixed charges	13.1	9.7	6.6	5.0	4.6